Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-176919
FIRST NIAGARA FINANCIAL GROUP, INC.
7.25% Subordinated Notes due 2021
Pricing Term Sheet

Issuer:	First Niagara Financial Group, Inc.

Securities Offered:	$300,000,000 aggregate principal amount of 7.25% Subordinated Notes due 2021

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB-/BBB-

Maturity Date:	December 15, 2021

Interest Rate:	7.25% per annum

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2012

Price to Public (Issue Price):	100.00%

Benchmark Treasury:	2.000% due November 15, 2021

Benchmark Yield:	100-09+ ; 1.967%

Spread to Benchmark Treasury:	+528.3 basis points

Yield to Maturity:	7.25%

Proceeds to Issuer (before estimated offering expenses):	$298,350,000

Trade Date:	December 8, 2011

Settlement Date:	December 13, 2011 (T+3)

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	33582VAC2 / US33582VAC28

Joint Book-Running Managers:	Goldman, Sachs & Co. Sandler O’Neill & Partners, L.P.

Co-Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

*Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526 or Sandler O’Neill & Partners, L.P. at 1-866-805-4128.